Exhibit 99.2

March 1, 2018

The Board of Directors

Harte Hanks, Inc.

9601 McAllister Freeway

Suite 610

San Antonio, Texas 78216

Dear Members of the Board of Directors:

As you know, Houston H. Harte is a son of one of the founders of Harte Hanks, Inc. (the “Company”). The Harte family beneficially owns approximately 10.6% of the Company’s outstanding shares and is the Company’s largest shareholder. Larry D. Franklin served as the Chairman, President and CEO of the Company for many years prior to his retirement in 2013. Mr. Franklin beneficially owns approximately 1.2% of the Company’s outstanding shares.

On February 14, 2018, we filed a Schedule 13D with respect to our beneficial ownership of shares of common stock of the Company, in which we expressed our deep concern about the Company’s continuing poor performance and the resulting decline in its stock price, which have resulted in a dramatic loss of shareholder value over the past several years. We subsequently reiterated these concerns during our meeting with Karen Puckett and David Copeland on March 1, 2018. The purpose of this letter is to urge the Board of Directors of the Company (the “Board”) to take immediate action to address the operational, financial and corporate governance issues identified in our Schedule 13D and once again to invite the Board to engage in an open and constructive dialogue regarding the challenges facing the Company.

The Company’s Continuing Poor Performance and Stock Price Decline Have Resulted in a Dramatic Loss of Shareholder Value

The Company’s revenues have steadily declined for the past several years. The Company reported revenues of $404.4 million for the 2016 fiscal year, a 9.0% percent decrease from 2015, and $444.2 million for the 2015 fiscal year, a decline of 11.1% from 2014. The revenue decline has continued in 2017. The Company also reported an operating loss (excluding goodwill impairment) of $17.1 million in 2016, as compared to an operating income of $6.7 million in 2015 and $25.3 million in 2014. The Company’s deteriorating operational performance has created a drain on its cash, significantly limited its ability to raise traditional debt, impaired its growth prospects and eroded investor confidence. Moreover, the Company’s independent auditors have identified a series of material weaknesses in the Company’s internal control over financial reporting, which delayed the filing of the Company’s annual report on Form 10-K for 2016, resulting in a delisting notice from the NYSE. As a result, the Company’s stock price has declined from $7.74 per share on December 31, 2014 to $.95 cents per share on January 31, 2018, resulting in a market cap reduction of almost 90% over a three-year period and almost leading to the Company’s delisting from the NYSE, which the Company was able to avoid only by effecting a 10-to-1 reverse stock split. We believe that the primary responsibility for this continuing destruction of shareholder value rests squarely on the shoulders of the Company’s current Board, which has demonstrated a lack of both ability and willingness to provide adequate oversight of the Company’s operations and finances and take the necessary steps to reverse these negative trends.

In May 2014, the Board announced a new strategy designed to facilitate revenue growth from $559 million to $1.0 billion over a five-year period. The new strategy contemplated that the Company would achieve the projected revenue growth by pursuing acquisition opportunities for a total of $200 million, while the Company’s debt would remain below 3.0 times EBITDA, and that the Company would continue to repurchase stock from shareholders and pay dividends consistent with its long-standing practice. Unfortunately, the Board and management have failed to execute on any of the elements on the new strategy. Since the announcement of the new strategy, the Company has not reported a single quarter of revenue growth. Rather, revenues have consistently declined, as noted above, profits have become losses, and the Company has been steadily bleeding cash. The Company reported revenues of $140.3 million in the second quarter of 2014 (i.e., when the new strategy was announced) and cash of $77 million as of June 30, 2014. By contrast, the Company reported revenues of $94.4 million in the third quarter of 2017 (the last fiscal quarter for which financial information has been published) and cash of $11.4 million as of September 30, 2017. We believe that the current Board members, all of whom but the two new directors elected in July 2017 were serving on the Board at the time the new strategy was announced, are primarily responsible for the Company’s failure to implement the new strategy and achieve revenue growth.

Despite its deteriorating operational and financial performance, with its stock price reduced, the Company has continued to grant equity awards to management, including approximately 5.3 million of new equity awards granted in 2017. Many of these awards have no performance criteria, and more than half of these awards provide for a cash settlement, which will require additional cash expenditures by the Company as these awards vest over the next few years. Moreover, shortly before Ms. Puckett’s appointment as CEO, the change of control agreements of the Company’s executive officers were amended to provide for cash bonuses payable at target performance levels, rather than based on the Company’s actual performance. Obviously, these arrangements are far more favorable to the executives than the prior change of control agreements, under which no bonuses would have been payable to them due to the Company’s poor performance. We believe that Scott C. Key, the Chair of the Compensation Committee, bears the primary responsibility for these questionable executive compensation policies, which have resulted in the Company’s say-on-pay proposal receiving a 46% negative vote at the Company’s 2017 meeting of shareholders.

Instead of focusing on developing a plan that would enable the Company to improve its operational and financial performance and reverse the continuing stock price decline, the Board and management have chosen to pursue questionable transactions that have resulted in further loss of shareholder value. For example, in January 2018, the Company issued to Wipro, LLC (“Wipro”) shares of preferred stock convertible into 16% of the Company’s outstanding common stock (on a pre-money basis), for a purchase price of $9,926,000. The purchase price discount and lack of a usual conversion premium associated with this transaction have resulted in a massive dilution of the Company’s common shareholders, while failing to raise a meaningful amount of cash to fund the Company’s operations. Moreover, despite the obvious detriment to its shareholders, the Company has agreed to give Wipro the right to elect a director to the Board, which right can be exercised as soon as May 1, 2018, as well as veto rights over major corporate transactions that could significantly limit the Company’s ability to raise capital through equity or debt issuances going forward.

It is especially troubling that the Wipro transaction was approved and carried out by the Board and management without a shareholder vote and with minimal disclosure to the Company’s shareholders. This lack of transparency raises serious concerns that the Wipro transaction was nothing more than an attempt by the current Board and management to further entrench themselves by giving a substantial equity stake and governance rights to a third party that has a significant business relationship with the Company, without disclosing the full extent of such relationship to the Company’s shareholders. Not surprisingly, the Company’s stock price has further declined following the announcement of this questionable transaction.

Another example is the poorly executed divestiture of the Company’s Trillium Software business completed in December 2016. Although the value of the Trillium Software business – the Company’s most valuable business segment – was estimated by analysts to be between $150 million and $250 million, the Company was forced to sell the business for a mere $112 million ($103 million net of transaction expenses) in a fire sale in order to avoid an impending default under the Company’s 2016 credit facility (which was repaid with proceeds from the sale of the Trillium Software business). Moreover, the Trillium Software transaction closed in late December of 2016, thus requiring the Company to make a $34 million tax payment in April 2017, which further weakened the Company’s cash position.

The Board of Directors Has Failed to Address Serious Corporate Governance Issues

We believe that the primary reason for Company’s persistent poor operational and financial performance and declining stock price is a weak and entrenched Board. The current Board is comprised primarily of directors with long tenures who are protected by the Company’s classified board structure. Two of the directors who will stand for re-election at the Company’s 2018 annual meeting of shareholders have each served on the Board for more than 20 years. Christopher M. Harte has been a director since 1993 and Chairman of the Board since 2013. David L. Copeland has been a director since 1996. Two other current directors, Judy C. Odom and William F. Farley, have each served on the Board for more than 15 years. The average tenure of the current Board is approximately 11.7 years (even following the election of two new directors in July 2017 as a result of a proxy contest settlement), well above the average of 8.3 years among S&P 500 boards. We believe that the current members of the Board lack the perspective and fresh thinking needed to keep pace with the rapidly changing marketing and technology marketplace.

The Company has a number of other serious corporate governance issues, which were identified in our previously filed Schedule 13D. In particular, the Company’s classified board structure has been used by the current Board members as a tool for protecting their long tenures, which has proven to reduce director effectiveness. Coupled with the inability of the Company’s shareholders to call special meetings under the Company’s charter and bylaws, the staggered board structure creates an environment in which director accountability is reduced and shareholder input on Board composition is ignored, which ultimately leads to Board entrenchment, lack of competent leadership and the destruction of shareholder value.

Immediate Changes to Board Composition and Corporate Governance are Necessary to Preserve Shareholder Value

We strongly believe that the Company needs to take immediate action to achieve revenue growth, improve corporate governance, reverse the continuing stock price decline and preserve and enhance shareholder value. In our Schedule 13D, we have proposed several measures that we believe would enable the Company to improve its financial and operational performance and bring its corporate governance in line with best practices. Among other things, our proposals include the following:

1.    Refresh the Board of Directors

We believe that the current Board members lack operational, financial and turnaround expertise necessary to improve the Company’s operations, especially in light of the Company’s limited financial resources. There is a clear and immediate need to reconstitute the current Board to include new directors who are fully committed to managing the Company’s business in the interests of its shareholders and have the qualifications, expertise and outside perspective to bring about a turnaround in the Company’s performance in order to achieve profitability and revenue growth. This includes the need to replace Christopher Harte as Chairman of the Board with a leader that has industry experience and a track record of value creation.

Accordingly, we are seriously considering the possibility of nominating three candidates for election to the Board at the Company’s 2018 annual meeting of shareholders, and have engaged in discussions with potential candidates. We believe that the election of truly independent, qualified and experienced candidates would dramatically increase the effectiveness of the Board and improve its ability to carry out the urgent changes that are needed to immediately improve the Company’s operational and financial performance and restore shareholder value.

2.    Improve Corporate Governance

We also believe that the Company needs to take immediate action to bring its corporate governance in line with best practices. This includes, at a minimum, the following:

•	Remove the Classified Board Structure. There is no place in modern corporate governance for classified boards, which research has shown to be value destructive and shareholder unfriendly. Companies have been moving away from staggered boards in favor of a declassified board structure. In 2017, approximately 8.0% of S&P 500 companies had classified boards, compared to 39% in 1993. Shareholders across various company sizes overwhelmingly support this initiative, with average shareholder support to remove staggered boards at approximately 68% in the 2017 proxy season. We believe that the Company should follow this trend. Accordingly, we urge the Company to include a board declassification proposal in its proxy statement for the 2018 annual meeting of shareholders.

•	Allow 10% Shareholders to Call Special Meetings. The right of shareholders to call a special meeting enables them to act on urgent matters that arise between annual meetings. It also ensures greater shareholder input on corporate governance matters and improves director accountability. In 2017, nearly two-thirds of S&P 500 companies allowed shareholders to call a special meeting. We urge the Company to include in its proxy statement for the 2018 annual meeting of shareholders a proposal to amend the Company’s charter and bylaws to allow shareholders holding 10% or more of the Company’s outstanding stock to call a special meeting of shareholders.

•	Replace the Corporate Governance Committee Chair. Over the past several years, the Board and its Corporate Governance Committee have done nothing to address the serious corporate governance issues facing the Company. Shockingly, the Board has not even deemed the corporate governance issues previously publicly raised by us and other significant shareholders worthy of a reply. The Board’s lack of interest in improving the Company’s inadequate corporate governance has not gone unnoticed by the Company’s shareholders and resulted in a 40% negative vote (in an uncontested election) for the re-election of Judy C. Odom, the Chair of the Corporate Governance Committee, at the Company’s 2017 meeting of shareholders. We believe it is time for the Board to replace Ms. Odom as Chair of the Corporate Governance Committee with a candidate fully committed to bringing the Company’s corporate governance in line with best practices.

3.    Hold the 2018 Annual Meeting of Shareholders as Soon as Possible

The Company has not publicly announced the date of its 2018 annual meeting of shareholders. We believe that holding the Company’s 2018 annual meeting of shareholders as soon as possible would be in the best interests of the Company’s shareholders. Historically, the Company has held its annual meetings in mid-May, with the exception of the Company’s 2017 annual meeting, which was held in August due to the delay in completing the audit of the Company’s financial statements. We assume – and ask the Board to confirm – that the Company will return to its normal annual meeting timeline and will hold its 2018 annual meeting of shareholders in May of this year.

We are long-term shareholders of the Company. Each of us has had a long history with the Company and has a vested interest in its success. Having watched the Board’s inability and unwillingness to address the operational, financial and corporate governance issues facing the Company, we can no longer sit silent. For far too long the Company has been mired with poor performance, insufficient Board accountability and lack of competent leadership in the boardroom. The Board is in dire need of change, and a complete overhaul is long overdue.

We again urge the Board to take its responsibilities seriously and give due consideration to our proposals. We would like to engage in open and constructive discussions with the Board regarding our proposals and ways to improve the Company’s performance and corporate governance, and are amenable to reaching a mutually acceptable resolution to reconstitute the Board in a way that would benefit all shareholders. However, if the Board chooses to ignore our proposals and not to engage with us constructively, we are fully prepared to solicit the support of our fellow shareholders to elect new directors at the Company’s 2018 annual meeting of shareholders.

Please ensure that all members of the Board receive this letter. We will be filing a copy of this letter as an exhibit to an amendment to our Schedule 13D, as required by the applicable SEC rules.

Sincerely,

/s/ Sarah Harte

cc:	Houston H. Harte

Carolyn Harte

Larry D. Franklin

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